UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1, AMENDMENT #4~~3~~

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

RESORT SAVERS, INC.
(Exact name of registrant as specified in its charter)

Nevada	7990	46-1993448
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	Number)

1004 Commercial Ave., #509 Anacortes, WA 98221-4117 Phone: 360-873-8866

     (Address, including zip code, and telephone number, Including area code, of registrant’s principal executive offices)

James B. Parsons
Parsons/Burnett/Bjordahl/Hume, LLP

     1850 Skyline Tower, 10900 NE 4th Street Bellevue, WA 98004 Phone: (425) 451-8036 Fax: (425) 451-8568 (Name, address, including zip code, and telephone number, Including area code, of agent for service)

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462© under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]

Non-accelerated filer [ ] (Do not check if a smaller reporting company)

Accelerated filer [ ]

Smaller Reporting Company [x]

	CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering	Aggregate	Amount of
be Registered	Registered	Price Per Unit	Offering Price	Registration Fee

		(2)	(3)	(1)

Common Stock $0.0001 par value
to be sold by the Company	2,500,000	$0.03	$75,000	$10.23

(1) Registration Fee has been paid via Fedwire.

(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was $0.005 per share for 2,110,200 shares to officers and directors.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(~~c~~a) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the SEC is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS
RESORT SAVERS, INC.
2,500,000 Shares of Common Stock
$0.03 per share

Date of Prospectus: Subject to Completion

Prior to this Offering, no public market has existed for the common stock of Resort Savers, Inc. Upon completion of this Offering, we will attempt to have the shares quoted on the Over the Counter-Bulletin Board (“OTCBB”), operated by FINRA (Financial Industry Regulatory Authority). There is no assurance that the Shares will ever be quoted on the Bulletin Board. To be quoted on the Bulletin Board, a market maker must apply to make a market in our common stock. As of the date of this Prospectus, we have not made any arrangement with any market makers to quote our shares. In addition, we are deemed a shell company as defined by Rule 12b-2 of the Exchange Act, which status prevents investor reselling shares under Rule 144(i), unless and until1 2 months after we are no longer considered a shell company. Please refer to discussion under “Prospectus Summary” on page 1 and “Risk Factors on page 7 of the highly illiquid nature of investment in our shares.

This is our initial public offering. We are registering for sale a total of 2,500,000 shares of our common stock on a self-underwritten, “best efforts” basis. There is no minimum number of shares required to be purchased by each investor. The shares will be sold on our behalf by our officers, Michelle LaCour and James LaCour. They will not receive any commissions or proceeds for selling the shares on our behalf. All of the shares being registered for sale by the Company will be sold at a price per share of $0.03 for the duration of the Offering. There is no minimum amount we are required to raise from the shares being offered by the Company and any funds received will be immediately available to us. There is no guarantee that this Offering will successfully raise enough funds to institute its business plan. Additionally, there is no guarantee that a public market will ever develop and you may be unable to sell your shares.

The shares being offered by the Company will be offered for a period of two hundred and seventy (270) days from the original effective date of this Prospectus, unless extended by our directors for an additional 90 days.

Resort Savers, Inc. is a development stage company and currently has no active business operations. Any investment in the Shares offered herein involves a high degree of risk. You should only purchase Shares if you can afford a complete loss of your investment. Our independent auditors have issued an audit opinion for Resort Savers, Inc., which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND, PARTICULARLY, THE RISK FACTORS SECTION, BEGINNING ON PAGE 7.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities division has approved or disapproved these securities, or determined if this Prospectus is current, complete, truthful or accurate. Any representation to the contrary is a criminal offense.

Until _____, 2013, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY OF PROSPECTUS

You should read the following summary together with the more detailed business information, financial statements and related notes that appear elsewhere in this Prospectus. In this Prospectus, unless the context otherwise denotes, references to "we," "us," "our", “Resort Savers”, and “Company” are to Resort Savers, Inc.

A Cautionary Note on Forward-Looking Statements

This Prospectus contains forward-looking statements, which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors,” that may cause our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

General Information about Our Company

Resort Savers, Inc. was incorporated in the State of Nevada on June 25, 2012. Resort Savers is a development stage company that intends to establish itself as a branded online source that provides discounted activities, dining, and entertainment, targeting North America’s most popular travel destinations.

The company believes we will be able to deliver great value to both leisure and business travelers with our discounted rates on activities, dining and entertainment, while also providing vendors the opportunity to reach these consumers with advertising placement on our website and promotion on new media channels, such as YouTube, Facebook, and Twitter. A fee of 3% per transaction will apply to all sales. We do not currently have any agreements with such entities and there is no guarantee that vendors would negotiate a lower price with us, rather than doing business with a larger, better funded company. However, we believe we will be able to negotiate contracts with vendors, as per the industry norm, to provide a discount and provide savings to travelers because we will be initiating a localized campaign in conjunction with our on-line campaign. By providing localized focus to travelers that national companies are unable to provide, we believe we will be able to optimize impact for local vendors, which will provide us an opportunity to request discounts. It is our belief that utilizing local print media in our target destinations will help to increase our market share.

We are also working on developing a cloud-based CRM (Customer Relationship Management) system for booking and managing reservations for our services. Payments for bookings will also be managed through the CRM system. This system will be available as a subscription with a one-time set up fee of $500 and monthly payments of $99 to other activity booking companies to manage their business.

Resort Savers will generate revenues from commissions negotiated with the activity, dining and entertainment vendors, and a 3% transaction fee on bookings, vendor ads on our website and the monthly subscription fees (TBD) from our CRM system. If we are able to raise 100% ($75,000) or 50% ($37,500) from our offering we will be able to allocate the full $12,000 to develop the CRM system with full functionality and features. However, if we are only able to raise 25% ($18,750) from our offering then we may not have the required funds to develop a fully featured and functional CRM system which will affect the monthly fees we will be able to generate from our CRM system.

We are a development stage company and have not yet commenced business operations or generated any revenues. Our auditors issued a "substantial doubt" going concern opinion. Our only assets are our cash and cash equivalents at April 30, 2013, consisting of approximately $3,482 in cash generated from the issuance of shares of Company common stock to our founders.

Our monthly expense rate is currently $1,500 per month, and our present capital will last us 2 months. Our funds on hand will only provide us with the ability to pay for the expenses related to this Offering. Currently we do not have sufficient capital to fund our business development. Per the Use of Proceeds section, we are attempting to raise $75,000, from this Offering. However, if we raise $37,500, we feel this is sufficient to develop the business for the next 12 months. If we are only able to raise $18,750, from the Offering, then we feel this will be sufficient for the next 12 months to cover professional fees and minimal business development. We feel we need to raise at least $12,000 to cover professional fees, office and miscellaneous expenses for the 12 months.

Resort Savers’ business and corporate address is 1004 Commercial Ave., #509, Anacortes, WA 98221-4117. Our telephone number is 360-873-8866 and our registered agent for service of process is Corporate Direct, 2248 Meridian Boulevard, Minden, Nevada, 89423. Our fiscal year end is January 31.

The Company will utilize a virtual workplace (employees and independent contractors will primarily work from their residences eliminating their need for permanent offices). While our officers and directors are employed by other companies that operate in Hawaii, they currently work remotely from their residence in Washington and Louisiana, where they intend to operate Resort Savers. Ms. LaCour spends the rest of her time in Hawaii. Because all the work can be done via the internet and telephone, there is no need to have a dedicated office space and the extra costs associated with that. We have no intention of finding, in the near future, office space to rent during the development stage of the company.

We received our initial funding of $10,551 through the sale of common stock to our officers and directors. Michelle LaCour purchased 510,200 and 800,000 shares of our common stock at $0.005 on June 28, 2012 for $2,551 and February 19, 2013 for $4,000, respectively. James LaCour purchased 800,000 shares of common stock at $0.005 on February 19, 2013 for $4,000. Our financial statements from inception (June 25, 2012) through the period ended April 30, 2013, report no revenues and a net loss of $9,175.

This is our initial public offering. We are registering a total of 2,500,000 shares of our common stock. All of the shares being registered for sale by the Company will be sold at a price per share of $0.03 for the duration of the Offering.

We will be selling the 2,500,000 shares of common stock we are offering as a self-underwritten offering. There is no minimum amount we are required to raise in this Offering, and any funds received will be immediately available to us. This Offering will terminate on the earlier of the sale of all of the shares offered or 270 days after the date of the Prospectus, unless extended an additional 90 days by our board of directors.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the JOBS Act. For as long as a company is deemed to be an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

  a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;

  an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

  an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

  reduced disclosure about the emerging growth company's executive compensation arrangements.

An emerging growth company is also exempt from Section 404(b) of Sarbanes Oxley which requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting. Similarly, as a Smaller Reporting Company we are exempt from Section 404(b) of the Sarbanes-Oxley Act and our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until such time as we cease being a Smaller Reporting Company.

As an emerging growth company, Resort Savers is exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would cease to be an emerging growth company upon the earliest of:

  the first fiscal year following the fifth anniversary of this offering,

  the first fiscal year after our annual gross revenues are $1 billion or more,

  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or as of the end of any fiscal year in which the market value of our common stock held by non- affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

Shell Company Status

We are considered a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 12b-2 of the Exchange Act defines a “shell company” as a registrant that has “nominal operations” and “assets consisting solely of cash and cash equivalents and nominal other assets.” Our shell company status prevents investor from reselling our shares under Rule 144(i) unless and until 12 months after we are no longer considered a shell company. We caution investors as to the highly illiquid nature of an investment in our shares.

The Offering

Following is a brief summary of this Offering. Please see the Plan of Distribution and Terms of the Offering sections for a more detailed description of the terms of the Offering.

Offering Securities being Offered

2,500,000 shares of common stock: This Offering will terminate on the earlier of the sale of all of the shares offered by the Company or 270 days after the date of the Prospectus, unless extended by our Board of Directors for an additional 90 days

Price per share	All of the shares being registered for sale by the Company will be sold at a fixed price per share of $0.03 for the duration of the Offering.

Securities Issued and Outstanding

2,110,200 shares of common stock are issued and outstanding before the offering and 4,610,200 shares will be outstanding after the Offering, assuming all shares are sold. However, if only 50% or 25% of the shares being offered are sold, there will be 3,360,000 or 2,735,200 shares outstanding, respectively.

Offering Proceeds	$75,000 assuming 100% of the shares being sold. However, if only 50% or 25% of the shares being offered are sold, the proceeds will be $37,500 or $18,750, respectively.

Registration costs

We estimate our total offering registration costs to be $11,800. If we experience a shortage of funds prior to funding, our directors have informally agreed to advance funds to allow us to pay for offering costs, filing fees, and correspondence with our shareholders; however, our directors have no formal commitment or legal obligation to advance or loan funds to the Company.

Our officers, directors, control persons and/or affiliates do not intend to purchase any Shares in this Offering. If all the Shares in this Offering are sold, our executive officers and directors will own 45.8% of our common stock. However, if only 50% or 25% of the Shares in this Offering are sold, our executive officers and directors will own 62.8% or 77.1%, respectively.

RISK FACTORS

An investment in these securities involves a high degree of risk and is speculative in nature. In addition to the other information regarding the Company contained in this Prospectus, you should consider many important factors in determining whether to purchase Shares. Following are what we believe are material risks related to the Company and an investment in the Company

Risks Associated With Resort Savers, Inc.:

Our independent auditors have issued an audit opinion for Resort Savers which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

As described in Note 3 of our accompanying financial statements, our auditors have issued a going concern opinion regarding the Company. This means there is substantial doubt we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty regarding our ability to continue in business. As such, we may have to cease operations and investors could lose part or all of their investment in the Company.

We lack an operating history and have losses which we expect to continue into the future. There is no assurance our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

We were incorporated on June 25, 2012, and we have not fully developed our proposed business operations and have realized no revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception to April 30, 2013, was $9,175of which approximately $9,175 is for professional fees in connection with this Offering. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

  Completion of this Offering,

  Our ability to attract customers who will buy our services,

  Our ability to generate revenue through the sale of our services.

Based upon current plans, we expect to incur operating losses in future periods because we will be incurring expenses and not generating revenues. We cannot guarantee that we will be successful in generating revenues in the future. In the event the Company is unable to generate revenues, it may be required to seek additional funding. Such funding may not be available, or may not be available on terms which are beneficial and/or acceptable to the Company. In the event the Company cannot generate revenues and/or secure additional financing, the Company may be forced to cease operations and investors will likely lose some or all of their investment in the Company.

A crucial part of our business plan is to develop a CRM system, and it will be created and developed by independent contractors. Our Company may be ill-equipped to deal with any potential problems, which could seriously harm our business.

A crucial part of our business plan is to develop a CRM system which will be created and developed by independent contractors with no long-term agreement or contract to maintain or manage it once it is operational and, thus, our Company may be ill-equipped to deal with any potential problems arising in the CRM system after implementation which could harm our business. We have not yet selected a developer and no development has yet occurred.

We have no clients or customers and we cannot guarantee we will ever have any. Even if we obtain clients or customers, there is no assurance that we will make a profit.

We have no clients or customers. We have not identified any clients or customers and we cannot guarantee we ever will have any. Even if we obtain clients or customers for our services, there is no guarantee that we will develop products and/or services that our clients/customers will want to purchase. If we are unable to attract enough customers/clients to purchase services (and any products we may develop or sell) it will have a negative effect on our ability to generate sufficient revenue from which we can operate or expand our business. The lack of sufficient revenues will have a negative effect on the ability of the Company to continue operations and it could force the Company to cease operations.

Some of our competitors have significantly greater financial and marketing resources than do we and therefore vendors may not negotiate a similar or lower price to our Company than to other competitors with significantly greater assets and a larger budget for advertising .

As a small company compared to some of our competitors, they have significantly greater financial and marketing resources than do we. They may have a greater advantage to negotiate better discounts and higher commissions because of their more recognizable brand. There are no assurances that our efforts to compete in the marketplace will be successful. Also most competitors are non-public companies, and therefore because we are a small travel company with the added expense of being a reporting company we are at a serious disadvantage as margins are low.

We do not have any additional source of funding for our business plans and may be unable to find any such funding if and when needed, resulting in the failure of our business.

Other than the shares offered by this Prospectus, no other source of capital has been identified or sought. However, our directors have indicated a willingness to loan funds as needed during the start-up phase of our operations to cover any short-fall in funds required to pay for offering costs, filing fees, and correspondence with our shareholders. However, our directors have not guaranteed any loans to cover a shortfall in funds should this offering fail. As a result we do not have an alternate source of funds should we fail to complete this Offering. If we do find an alternative source of capital, the terms and conditions of acquiring such capital may result in dilution and the resultant lessening of value of the shares of stockholders.

If we are not successful in raising sufficient capital through this Offering, we will be faced with several options:

1.	abandon our business plans, cease operations and go out of business;
2.	continue to seek alternative and acceptable sources of capital; or
3.	bring in additional capital that may result in a change of control.

In the event any of the above circumstances occur, you could lose a substantial part or all of your investment. In addition, there can be no guarantee that the total proceeds raised in this Offering will be sufficient, as we have projected, to fund our business plans or that we will be profitable. As a result, you could lose any investment you make in our shares.

There is an extremely low barrier to entry in the online discounted travel activities, entertainment and dinning market and as well the fact that the internet has made it much easier for traveler’s to find their own deals and book online.

Barrier to entry in the industry is extremely low and there are many competitors. Resort Savers intends to establish itself as a competitive company in the online discounted travel activities, entertainment and dining market. Resort Savers’ main competitors will be firms offering similar services. As a small company compared to some of our competitors, they have significantly greater financial and marketing resources than do we. They may have a greater advantage to negotiate better discounts and higher commissions because of their more recognizable brand. There are no assurances that our efforts to compete in the marketplace will be successful.

Since the advent of the internet it has been much easier for individuals to research and seek out their own discounts online and direct booking with service providers to the extent that we believe it may have contributed to many travel agencies to go out of business.

We possess minimal capital, which may severely restrict our ability to develop our services. If we are unable to raise additional capital, our business will fail.

We possess minimal capital and must limit the amount of marketing we can perform with respect to our services. We feel we require a minimum of $37,500 to provide sufficient capital to commence with operations and development of the business plan. Our business plan contemplates the development of a website and CRM system. Our limited marketing activities may not attract enough paying customers to generate sufficient revenue to operate profitably, expand our services, implement our business plan or continue operating our business. Our limited marketing capabilities may have a negative effect on our business and may cause us to limit or cease our business operations which could result in investors losing some or all of their investment in the Company.

If only 25% of the offering is sold we will only have enough funds to allocate $1,000 to advertising and marketing which would seriously hinder the development of our business and the ability to generate revenues.

If only 25% of the offering is sold, we would still incur expected professional (legal and accounting) fees of $12,000, which will have to be paid to maintain reporting status during the next 12 months. We will also pay minimal office and miscellaneous expenses, and then any leftover funds will be applied to the design and development of our website and CRM system with limited features. Based on raising only 25% or $18,750, we will only be able to allocate $1,000 to advertising and marketing with Google Adwords/Pay-per-Click. This would seriously hinder the development of our business and our ability to generate revenues. We would not be able to develop the business and/or generate any revenues in the first year without additional financing.

Because Ms. Michelle LaCour and Mr. James LaCour (our officers and directors) have other outside business activities and will have limited time to spend on our business, our operations may be sporadic, which may result in periodic interruptions or suspensions of operations.

Because our officers and directors have other outside business activities and will only be devoting between 20-50% of their time, or 8-20 hours per week each to our operations, our operations may be sporadic and occur at times which are convenient to Ms. LaCour and Mr. LaCour. Ms. LaCour will devote 50%, or up to 20 hours per week and Mr. LaCour will devote 20%, or up to 8 hours per week. In the event they are unable to fulfill any aspect of their duties to the Company, we may experience a shortfall or complete lack of sales resulting in little or no profits and eventual closure of the business.

We are deemed as a “shell company” under the Rule 12b-2 of the Exchange Act, so resale of our shares is not permitted under Rule 144(i) until 12 months after the Company is no longer considered a shell company.

We are deemed a shell company as defined by Rule 12b-2 of the Exchange Act. Rule 12b-2 of the Exchange Act defines a “shell company” as a registrant that has “nominal operations” and “assets consisting solely of cash and cash equivalents and nominal other assets.” Our shell company status prevents investor from reselling our shares under Rule 144(i) unless and until 12 months after we are no longer considered a shell company. We cannot predict that if and when we may no longer be considered as a shell company. Investors who purchase unregistered shares from us may be unable to liquidate their investment under Rule 144(i) for an indefinite period of time.

Because management has limited experience in managing the online travel discounted activities, dining and entertainment market, our business has a higher risk of failure.

Our officers and directors have limited business experience in managing the online travel discounted activities, dining and entertainment market. Additionally, our principal executive officer and principal financial officer have no experience running a public company. Consequently, management’s decisions and choices may not be well thought out, and we may be unable to contract adequately experienced personal to assist in product development, and our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

We are dependent upon our current officers.

We currently are managed by two officers and we are entirely dependent upon them in order to conduct our operations. If they should resign or die, there will be no one to run Resort Savers, Inc., and the company has no Key Man insurance. If our current officers are no longer able to serve as such and we are unable to find other persons to replace them, it will have a negative effect on our ability to continue active business operations and could result in investors losing some or all of their investment in the Company.

Our business mode requires the use of outside personnel, who may not be available when needed.

The Company seeks to grow its business in the online discounted activities, dining and entertainment travel market, while maintaining a low cost of operations. The Company will not retain any employees, and instead hire a core group of independent contractors on an as needed basis. If we are unable to hire the required talent, it may have a negative effect on our ability to implement our business plan. In such an event, we may be required to change our business plan or curtail or delay implementation of some, or all, of our business plan.

Our controlling stockholders have significant influence over the Company.

As of June 30, 2013, Michelle LaCour, the Company’s Chief Executive Officer and James LaCour, the Company’s Secretary, combined own 100% of the outstanding common stock, which becomes 45.8% if all of the shares offered, are sold. As a result, Ms. LaCour and Mr. LaCour possess significant influence over our affairs. Their stock ownership and relationships with members of our board of directors, of which Ms. LaCour and Mr. LaCour are the only two, may have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially and adversely affect the market price of our common stock.

Two investors hold a controlling interest in our stock. As a result, the ability of minority shareholders to influence our affairs is extremely limited.

Two investors, our President and Secretary, own a controlling interest in our outstanding common stock on a primary basis. As a result, they have the ability to control all matters submitted to the stockholders of Resort Savers for approval (including the election and removal of directors). A significant change to the composition of our board could lead to a change in management and our business plan. Any such transition could lead to, among other things, a decline in service levels, disruption in our operations and departures of key personnel, which could in turn harm our business.

Minority shareholders of Resort Savers will be unable to affect the outcome of stockholder voting as long as Ms. LaCour and Mr. LaCour retain a controlling interest.

Having only two directors limits our ability to establish effective independent corporate governance procedures and increases the control of our president over operations and business decisions.

We have only two directors, who are our principal executive officer and secretary. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. In addition, a tie vote of board members is decided in favor of the chairman, which gives him significant control over all corporate issues, including all major decisions on operations and corporate matters such as approving business combinations.

Until we have a larger board of directors that would include some independent members, if ever, there will be limited oversight of our president’s decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

We Have Yet To Earn Revenue And Our Ability To Sustain Our Operations Is Dependent On Our Ability To Raise Financing.

We have accrued net losses of $9,175 for the period from our inception on June 25, 2012, to April 30, 2013, and have no revenues as of this date. Our future is dependent upon our ability to obtain financing and upon future profitable operations in development of our business. Further, the finances required to fully develop our plan cannot be predicted with any certainty and may exceed any estimates we set forth. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountant’s comments when determining if an investment in Resort Savers is suitable.

We require minimum funding of approximately $37,500 to conduct our proposed operations for a period of one year. If we are not able to raise this amount, or if we experience a shortage of funds prior to funding we may utilize funds from our officers and directors, who have informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses. However, they have no formal commitment, arrangement or legal obligation to advance or loan funds to the company. After one year we may need additional financing.

Risks Associated With This Offering

If we do not file a Registration Statement on Form 8-A to become a mandatory reporting company under Section 12(g) of the Securities Exchange Act of 1934, we will continue as a reporting company and will not be subject to the proxy statement requirements, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity, all of which could reduce the value of your investment and the amount of publicly available information about us.

As a result of this offering as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through January 31, 2014, including a Form 10-K for the year ended January 31, 2014, assuming this registration statement is declared effective before that date. At or prior to January 31, 2014, we intend to voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 2,000 shareholders (of which 500 may be unaccredited) and total assets of more than $10 million on January 31, 2014. If we do not file a registration statement on Form 8-A at or prior to January 31, 2014, we will continue as a reporting company and will not be subject to the proxy statement requirements of the 1934 Act, and our officers, directors and 10% stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.

The shares being offered are defined as "penny stock", the rules imposed on the sale of the shares may affect your ability to resell any shares you may purchase, if at all.

The shares being offered are defined as a “penny stock” under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in this offering in the public markets.

Market for penny stock has suffered in recent years from patterns of fraud and abuse

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

  Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

  Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

  Boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons;

  Excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and,

  The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

The shares offered by the Company through this offering will be sold without an underwriter, and we may be unable to sell any shares.

This Offering is being conducted on a “best-efforts” basis, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officers and directors, who will receive no commissions. They will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that they will be able to sell any of the shares. Unless they are successful in selling all of the shares and receiving all of the proceeds from this Offering, we may have to seek alternative financing to implement our business plans.

Since there is no minimum for our offering, if only a few persons purchase shares they will lose their money immediately without us being even able to develop a market for our shares.

Since there is no minimum with respect to the number of shares to be sold directly by the Company in its offering, if only a few shares are sold, we will be unable to even attempt to create a public market of any kind for our shares. In such an event, it is highly likely that the entire investment of the early and only share purchasers would be lost immediately.

If Our Registration Statement Is Declared Effective, We Will Be Subject To Reporting Requirements And We Currently Do Not Have Sufficient Capital To Maintain This Reporting Status With The Sec.

If our registration statement is declared effective, we will have a reporting obligation to the SEC. As of the date of this Prospectus, the funds currently available to us will not be sufficient to meet our reporting obligations. If we fail to meet our reporting obligations, we will lose our reporting status with the SEC. Our management believes that if we cannot maintain our reporting status with the SEC, we will have to cease all efforts directed towards developing our company. In that event, any investment in the company could be lost in its entirety.

You may not revoke your subscription agreement once it is accepted by the Company or receive a refund of any funds advanced in connection with your accepted subscription agreement and as a result, you may lose all or part of your investment in our common stock.

Once your subscription agreement is accepted by the Company, you may not revoke the agreement or request a refund of any monies paid in connection with the subscription agreement, even if you subsequently learn information about the Company that you consider to be materially unfavorable. The Company reserves the right to begin using the proceeds from this offering as soon as the funds have been received and will retain broad discretion in the allocation of the net proceeds of this offering. The precise amounts and timing of the Company’s use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. There can be no assurance that the Company will receive sufficient funds to execute the Company’s business strategy and accomplish the Company’s objectives. Accordingly, the Company’s business may fail and we will have to cease our operations. Additionally, you may be unable to sell your shares of our common stock at a price equal to or greater than the subscription price you paid for such shares, and you may lose all or part of your investment in our common stock.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this Offering.

There currently is no public trading market for our common stock. Therefore there is no central place, such as a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale. We plan to contact a market maker to file an application on our behalf to have our common stock listed for quotation on the Over-the-Counter Bulletin Board (OTCBB) immediately following the effectiveness of this Registration Statement. The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Resort Savers or anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

The lack of a public trading market for our shares may have a negative effect on your ability to sell your shares in the future and it also may have a negative effect on the price, if any, for which you may be able to sell your shares. As a result an investment in the Shares may be illiquid in nature and investors could lose some or all of their investment in the Company.

Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

We have elected to take advantage of the benefits of the extended transition period that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Our financial statements may, therefore, not be comparable to those of companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our status as an “emerging growth company” under the JOBS Act Of 2012 may make it more difficult to raise capital when we need to do it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an “emerging growth company.”

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company.” At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

As an “emerging growth company” , we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur ongoing costs and expenses for SEC reporting and compliance, without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the estimated $11,800 cost of this Registration Statement to be paid from our cash on hand. Going forward, the Company will have ongoing SEC compliance and reporting obligations, estimated as approximately $12,000 annually. Such ongoing obligations will require the Company to expend additional amounts on compliance, legal and auditing costs. In order for us to remain in compliance, we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance, it may be difficult for you to resell any shares you may purchase, if at all.

Our officers and directors own 100% of the outstanding shares of our common stock. After the completion of this Offering, they will beneficially own 45.8% of the outstanding shares assuming all of the shares being offered by the Company are sold. If they choose to sell their shares in the future, it might have an adverse effect on the price of our stock.

Rule 144(i) prohibits re-sales of restricted securities, pursuant to Rule 144, by shareholders of shell companies. Since we are a shell company under the definition contained in Rule 144(i), our officers and directors, and anyone else who owns restricted stock of the Company, will be unable to resell their respective shares until at least one year after the Company ceases being a shell company, unless those shares are registered in the interim.

Unless registered, one year after the Company ceases to be a shell company, if our officers and directors decide to sell any of their common stock, they will be subject to Rule 144 under the 1933 Securities Act. Rule 144 restricts the ability of a director or officer (affiliate) to sell shares by limiting the sales of securities made under Rule 144 during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC. .

Our Officers And Directors Currently Own 100% Of The Issued And Outstanding Stock And Will Continue to Control at least 45.8% Of The Company`s Issued And Outstanding Common Stock After This Offering assuming all the shares being offered by the Company are sold.

Presently, the Company’s Officers and Directors beneficially own 2,110,200 (100%) shares of the outstanding common stock of the Company. Because of such ownership, investors in this Offering will have limited control over matters requiring approval by Resort Savers shareholders, including the election of directors. Because there is no minimum amount required to be raised under this Offering, there is no guarantee that our current Shareholders, Officers and Directors will own less than a majority of the issued and outstanding shares after the completion or termination of this Offering. Even if our current Officers and Directors do own less than a majority of our issued and outstanding shares of common stock following this Offering, they may still remain the single largest beneficial owner of our issued and outstanding shares of common stock. In addition, certain provisions of Nevada State law could have the effect of making it more difficult or more expensive for a third party to acquire, or from discouraging a third party from attempting to acquire, control of the Company. For example, Nevada law provides that approval of a majority of the stockholders is required to remove a director, which may make it more difficult for a third party to gain control of the Company. This concentration of ownership limits the power to exercise control by the minority shareholders.

Our directors and officers will control and make corporate decisions that may differ from those that might be made by the other shareholders.

Due to the controlling amount of their share ownership in our Company, our directors will have a significant influence in determining the outcome of all corporate transactions, including the power to prevent or cause a change in control. Their interests may differ from the interests of other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Our future results may vary significantly in the future which may adversely affect the price of our common stock.

It is possible that our quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of our revenues and operating results are not necessarily meaningful indicators of the future. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our revenues and operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

We Are Unlikely To Pay Dividends

To date, we have not paid, nor do we intend to pay in the foreseeable future, dividends on our common stock, even if we become profitable. Earnings, if any, are expected to be used to advance our activities and for general corporate purposes, rather than to make distributions to stockholders. Prospective investors will likely need to rely on an increase in the price of Company stock to profit from his or her investment. There are no guarantees that any market for our common stock will ever develop or that the price of our stock will ever increase. If prospective investors purchase Shares pursuant to this Offering, they must be prepared to be unable to liquidate their investment and/or lose their entire investment.

Since we are not in a financial position to pay dividends on our common stock, and future dividends are not presently being contemplated, investors are advised that return on investment in our common stock is restricted to an appreciation in the share price. The potential or likelihood of an increase in share price is questionable at best.

Our shares may not become eligible to be traded electronically which would result in brokerage firms being unwilling to trade them.

If we become able to have our shares of common stock quoted on the OTCBB, we will then try, through a broker-dealer and its clearing firm, to become eligible with the Depository Trust Company ("DTC") to permit our shares to trade electronically. If an issuer is not “DTC-eligible,” then its shares cannot be electronically transferred between brokerage accounts, which, based on the realities of the marketplace as it exists today (especially the OTCBB), means that shares of a company will not be traded (technically the shares can be traded manually between accounts, but this takes days and is not a realistic option for companies relying on broker dealers for stock transactions - like all companies on the OTCBB. What this boils down to is that while DTC-eligibility is not a requirement to trade on the OTCBB, it is a necessity to process trades on the OTCBB if a company’s stock is going to trade with any volume. There are no assurances that our shares will ever become DTC-eligible or, if they do, how long it will take.

United States state securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

There is no public market for our securities, and there can be no assurance that any public market will develop in the foreseeable future. Secondary trading in securities sold in this offering will not be possible in any state in the U.S. unless and until the common shares are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. There can be no assurance that we will be successful in registering or qualifying our securities for secondary trading, or identifying an available exemption for secondary trading in our securities in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the securities in any particular state, the securities could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our securities, the market for our securities could be adversely affected.

If we have less than 300 record shareholders at the beginning of any fiscal year, other than the fiscal year within which this registration statement becomes effective, our reporting obligations under section 15(d) of the Exchange Act will be suspended.

There is a significant risk that we will have less than 300 record shareholders at our next fiscal year end and at the conclusion of this offering. If we have less than 300 record shareholders, our reporting obligations under Section 15(d) of the Exchange Act will be suspended, and we would no longer be obligated to provide periodic reports following the Form 10-K for the fiscal year end immediately following this offering. Furthermore, if, at the beginning of any fiscal year, we have fewer than 300 record shareholders for the class of securities being registered under this registration statement, our reporting obligations under Section 15(d) of the Exchange Act will be automatically suspended for that fiscal year. If we were to cease reporting, you will not have access to updated information regarding the Company’s business, financial condition and results of operation.

USE OF PROCEEDS

The following table details the Company’s intended use of proceeds from this Offering, for the first twelve (12) months after successful completion of the Offering. None of the expenditures itemized are listed in any particular order of priority or importance. Since the Company does not intend to pay any Offering expenses from the proceeds from this Offering, and assuming that $75,000 (100%), $37,500 (50%), or $18,750 (25%) of the Offering is sold, the gross aggregate proceeds will be allocated as follows:

Expenditure Item**	100%	50%	25%
Professional Fees	$12,000	$12,000	$12,000
Website Design and Development	12,500	5,000	1,000
Advertising and Marketing	8,500	6,500	1,000
Design and Development of CRM System	12,000	12,000	4,250
Office and Miscellaneous Expenses	4,000	2,000	500
Working Capital	26,000	-	-
Total	$75,000	$37,500	$18,750

There is no minimum amount we are required to raise in this offering and any funds received will be immediately available to us.

**The above expenditures are defined as follows:

Professional Fees: Pertains to legal services and accounting fees that will be incurred by the company.

Website Design and Development: Pertains to the payments that will be made to design and develop our website.

Advertising and Marketing: Pertains to the cost of advertising and marketing our services.

Design and Development of CRM System: Pertains to the design and development of our cloud-based CRM system that will be used as part of our business.

Office and Miscellaneous Expenses: These are the costs of operating our office including telephone services, mail, stationary, accounting, office supplies, bank service fees and charges, and other miscellaneous expenses associated with running our office.

Working Capital: Pertains to the funds allocated to general working capital.

There is no assurance that we will be able to raise the entire $75,000 with this Offering. Therefore, the following details how we will use the proceeds if we raise only 50% or 25% of this Offering:

If only 50% of this Offering is sold, Resort Savers estimates that this would provide sufficient capital to commence with operation and development of the business plan, but we would only be able to spend $6,500 to spend on advertising and marketing our services and only $5,000 for development of our website. Under this scenario, we estimate that we would be able to generate enough revenues to sustain our business. Should we be unable to generate sufficient revenues to sustain our business, we will have to find other sources of financing.

If only 25% of the offering is sold, we would still incur expected professional (legal and accounting) fees of $12,000, which will have to be paid to maintain reporting status during the next 12 months. We will also pay minimal office and miscellaneous expenses, and then any leftover funds will be applied to the design and development of our website as well as our CRM system. Based on raising only 25% or $18,750, we will allocate only $1,000 to development of our website and only $4,250 for development of our CRM system both of which will have to have limited features. We would also only allocate $1,000 to advertising and marketing. This would seriously hinder the development of our business and our ability to generate revenues. We would not be able to develop the business and/or generate any revenues in the first year without additional financing.

If we do not raise sufficient funds to cover professional fees, estimated to be $12,000 for the first 12 months, we would not be able to remain reporting with the SEC, and therefore we would not be able to obtain an OTCBB quotation.

DETERMINATION OF OFFERING PRICE

The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $75,000 in this Offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:

*	our lack of operating history
*	the proceeds to be raised by the offering
*	the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing Stockholders, and
*	our relative cash requirements.

DILUTION

Dilution represents the difference between the Offering price and the net tangible book value per share immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the Offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of shares of our common stock held by our existing stockholders.

As of April 30, 2013, the net tangible book value of our shares of common stock was approximately $1,376 or approximately $0.001 per share based upon 2,110,200 shares outstanding.

100%	50%	25%
(2,500,000	(1,250,000	(625,000

	Shares)	Shares)	Shares)
Net Tangible Book Value Per Share Prior to Stock	0.001	0.001	0.001
Sale
Net Tangible Book Value Per Share After Stock Sale	0.017	0.012	0.007
Increase in net book value per share due to stock sale	0.016	0.011	0.006
Dilution (subscription price of $0.03 less NBV per	(0.013)	(0.018)	(0.023)
share) to purchasing shareholders

SELLING SECURITY HOLDERS

Not applicable. We do not have any selling security holders.

PLAN OF DISTRIBUTION

Shares Offered by the Company will be Sold by Our Officers and Directors

This is a self-underwritten (“best-efforts”) Offering. This Prospectus is part of a prospectus that permits our officers and directors to sell the shares being offered by the Company directly to the public, with no commission or other remuneration payable to them for any shares they may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Michelle LaCour and James LaCour, our officers and directors, will sell the shares and intend to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The officers and directors will not register as broker-dealers pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

a.	Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of their participation; and,
b.

Our officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.	Our officers and directors are not, nor will be at the time of their participation in the offering, an associated person of a broker-dealer; and
d.

Our officers and directors meet the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that they (A) primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our Company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officers, directors, control persons and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

The Shares offered by the Company will be sold at the fixed price of $0.03 per share until the completion of this Offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This Offering commenced on the date the registration statement was declared effective (which also serves as the date of this prospectus) and continues for a period of 270 days, unless we extend the Offering period for an additional 90 days, or unless the offering is completed or otherwise terminated by us (the "Expiration Date").

This Offering has no minimum and, as such, we will be able to spend any of the proceeds received by us.

Offering Proceeds

We will be selling all of the 2,500,000 shares of common stock we are offering as a self-underwritten Offering. There is no minimum amount we are required to raise in this offering and any funds received will be immediately available to us.

Procedures and Requirements for Subscription

If you decide to subscribe for any Shares in this Offering, you will be required to execute a Subscription Agreement and tender it, together with a check or certified funds to us. Subscriptions, once received by the Company, are irrevocable. All checks for subscriptions should be made payable to “Resort Savers, Inc.”.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share and 15,000,000 shares of preferred stock, par value $0.0001.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available, therefore, when, as and if declared by our Board; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. Reference is made to the Company’s Articles of Incorporation, By-laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company’s securities.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights; meaning that the holders of 50.1% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, and, in such event, the holders of the remaining shares will not be able to elect any of our directors. After this Offering is completed (assuming the entire 2,500,000 shares are sold), the present stockholders will own 45.8% of our outstanding shares and the purchasers in this Offering will own 54.2%. If 50% or 25% (1,250,000 or 625,000) shares are sold, the present stockholders will own 62.8% or 77.1% of our outstanding shares, respectively and the purchasers in this Offering will own 37.2% or 22.9%, respectively.

Cash Dividends

As of the date of this Prospectus, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

INTEREST OF NAMED EXPERTS AND COUNSEL

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our audited statements for the period from inception (June 25, 2012) through January 31, 2013, and our unaudited statements for the period from inception (June 25, 2012) through April 30, 2013, are included in this prospectus. DKM Certified Public Accountants, 2451 N. McMullen Booth Road, Suite 308, Clearwater, Florida 33759-1362, has audited our January 31, 2013, statements. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

Parsons/Burnett/Bjordhal/Hume, LLP, 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA 98004 has passed upon the validity of the Shares being offered and certain other legal matters and is representing us in connection with this Offering.

INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

Business Development

Resort Savers, Inc. was incorporated in the State of Nevada on June 25, 2012, and our fiscal year end is January 31. The company's administrative address is, 1004 Commercial Ave., #509, Anacortes, WA 98221-4117. The telephone number is 360-873-8866.

Resort Savers, Inc. has no revenues, and has only limited cash on hand. We have sustained losses since inception and have relied solely upon the sale of our securities for funding.

Resort Savers has never declared bankruptcy, been in receivership, or involved in any kind of legal proceeding. Resort Savers, its directors, officers, affiliates and promoters, have not and do not intend to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger.

Principal Products, Services and Their Markets

Resort Savers, Inc. plans to derive its revenues from three separate services. First, it plans to establish itself as a leading brand that provides online discounted activities, dining and entertainment, targeting North American travel destinations, as well as Hawaii and Puerto Rico. The Company believes it will be able to deliver to consumers value to both leisure and business travelers. The Company will utilize internet marketing in conjunction with print media in the selected travel destinations to market this service to travelers. Second, Resort Savers plans to provide vendors the opportunity to reach valuable audiences in these destinations with our website banner advertising. Vendors may advertise their services to travelers on our website. Third, we plan to develop a CRM system that will be available to companies in the same industry as Resort Savers for a minimum 1-year contract with a one-time set up fee of $500 and a monthly fee of $99.

The main method Resort Savers will provide its services to consumers will be through our website, which will offer all activities, entertainment and dining venues categorized by location and type. Types of activities include helicopter tours, diving and snorkeling excursions, All-Terrain Vehicle tours, and fishing trips. Examples of entertainment include Luaus, dinner shows, theatre shows, and museum and cultural center tours. We believe that consumers who are searching for discounted activities or general search queries for targeted travel destinations, will find our website with our services as a result of our Internet Marketing efforts, specifically social media marketing and search engine optimization marketing. The Company will use proceeds of this Offering to develop its website. No website has been undertaken to date.

The Company’s target geographical areas will be located in these travel destinations: Nevada, Florida, Hawaii, Missouri, Puerto Rico, The United States Virgin Islands, Vermont, Maine, Utah, California, and New Jersey. We will utilize print media such as regional-specific travel magazines (these are printed publications that are located in the targeted geographical areas we believe we will do business in) and our website to advertise our services and secure new consumers. We will also advertise and market our business with a fully-optimized Website, Internet Marketing such as Pay-per-Click, and also take advantage of affiliate marketing of our business at each travel destinations’ Chambers of Commerce, email lists for direct marketing and advertising on partner sites. We currently have no agreements with any affiliates. Our competitors are generally larger companies with more assets and a larger advertising budget. However, we believe that targeted, local advertising in print media, combined with our internet marketing campaign, will allow us to negotiate potential with vendors. . In order to provide discounts on activities, entertainment and dining, Ms. LaCour will be responsible for researching and selecting vendors with which to partner, and then call to arrange a meeting with them to explain our services and negotiate discounts which will be provided to consumers.

We have concluded that a minimum capital investment of $37,500 or the sale of 50% of this Offering is required in order to assemble the talent, develop the infrastructure, and launch the Company’s business plan. To design and develop our website fully with mobile-optimization, we will require $5,000 to hire the designer and developer. $12,000 will be allocated to design and develop our CRM System, which will be used to book and manage our reservations. We believe the CRM system will assist in streamlining the booking process, making it easier to book more activities and reservations but no development of this system has occurred. Our advertising and marketing budget of $6,500 will be used to set up Google Adwords/Pay-per-Click Campaigns targeting people searching for activities in our selected travel destinations, as well as an SEO effort that includes hiring a writer for blogging, link-building and social media marketing campaigns. An additional $12,000 will be used for Professional fees, which include fees to an accountant and legal advice. $2,000 will be used for miscellaneous office expenses that are necessary to operate our business, such as phone service and internet service. However, in order to effectively develop our business plan, we feel that the full $75,000 or 100% of this Offering is required.

Resort Savers anticipates that it will take four months, following commencement, in order to complete this Offering at which time we will begin the assemblage of our team, vendors and advertisers. Ms. LaCour has worked in marketing and advertising since March 2008 for Hawaii-based Company What to Do Media as Director of New Media and Social Media Marketing. Because she has over 5 years of experience in marketing and advertising, specifically related to internet marketing and marketing through social media, all internet marketing and traditional marketing efforts will be done by her. Because Mr. LaCour has 8 years of experience with booking activities through his work with Hawaii Savers, Inc., he will be responsible for the day-to-day operations of managing the business through the CRM system. The only Independent Contractors hired will be to design and develop the website and the CRM System. There will be no long-term agreement or contract with the Independent Contractors to maintain or manage the website and CRM System; this will be done in-house by Ms. LaCour and Mr. LaCour. Because there will be no long-term agreement with independent contractors to maintain and troubleshoot issues that may arise with the website and CRM system, the officers may not be able to resolve any potential problems, which could negatively affect the business. We expect this process to take approximately 6 months and initial advertising and marketing of our services to take 2 months. As such, we expect to generate revenues in the last two months of the first year following completion of the Offering.

Status of Publicly Announced New Products or Services

Resort Savers currently has no new publicly announced products or services.

Competitive Business Conditions and Strategy; Resort Savers Position in the Industry

Barrier to entry in the industry is extremely low and there are many competitors. Resort Savers intends to establish itself as a competitive company in the online discounted travel activities, entertainment and dining market. Resort Savers’ main competitors will be firms offering similar services. As a small company compared to some of our competitors, they have significantly greater financial and marketing resources than do we. They may have a greater advantage to negotiate better discounts and higher commissions because of their more recognizable brand. There are no assurances that our efforts to compete in the marketplace will be successful.

Talent Sources and Names of Principal Suppliers

Resort Savers will hire independent contractors to design and develop our website, as well as our reservation system. We hope to be able to negotiate sufficient discounted pricing with activity, dining and entertainment vendors in each targeted travel destination to offer reduced prices, as well as commissions to us for those bookings. There are no guarantees that we will be able to negotiate sufficient discounted pricing in order to make enough profit to operate our business from operational cash flows. We have not currently identified any travel destinations and therefore we have not yet currently approached any vendors.

Dependence on one or a few major Customers

Resort Savers will be dependent on the website and print media (i.e., magazines) in selected travel destinations for finding customers. Currently we have not yet acquired any customers since our website is not designed and developed, and we are not advertising in any magazines.

Patents, Trademarks, Licenses, Agreements or Contracts

There are no aspects of our business plan which require a patent, trademark, or product license. We have not entered into any vendor agreements or contracts that give or could give rise to any obligations or concessions.

Governmental Controls, Approval and Licensing Requirements

We will be targeting vendors in these travel destinations: Nevada, Florida, Hawaii, Missouri, Puerto Rico, The United States Virgin Islands, Vermont, Maine, Utah, California, and New Jersey.

The company intends to acquire any license(s) and insurance as required by the states in which the travel destinations are located.

Research and Development Activities and Costs

We have spent no time on specialized research and development activities, and have no plans to undertake any research or development in the future.

Number of Employees

Resort Savers has no employees. The officers and directors are donating their time to the development of the company, and intend to do whatever work is necessary in order to bring us to the point of earning revenues. We have no other employees, and do not foresee hiring any additional employees in the near future. We will be engaging independent contractors to design and develop our website and reservation system, and manage our Internet Marketing efforts.

Reports to Security Holders

Once this Offering is declared effective, Resort Savers will voluntarily make available an annual report including audited financials on Form 10-K to security holders. We will file the necessary reports with the SEC pursuant to the Exchange Act, including but not limited to, the report on Form 8-K, annual reports on Form 10-K, and quarterly reports on Form 10-Q.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other electronic information regarding Resort Savers and filed with the SEC at http://www.sec.gov.

DESCRIPTION OF PROPERTY

Resort Savers principal business and corporate address is 1004 Commercial Ave., #509, Anacortes, WA 98221-4117; the telephone number is 360-873-8866. The space is being provided by management on a rent free basis. We have no intention of finding, in the near future, another office space to rent during the development stage of the company.

Resort Savers does not currently have any investments or interests in any real estate, nor do we have investments or an interest in any real estate mortgages or securities of persons engaged in real estate activities.

LEGAL PROCEEDINGS

We are not involved in any pending legal proceeding nor are we aware of any pending or threatened litigation against us.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public market currently exists for shares of our common stock. Following completion of this Offering, we intend to contact a market maker to file an application on our behalf to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

All of the 2,110,200 shares of common stock outstanding as of June 30, 2013, were owned by Ms. LaCour and Mr. LaCour and may only be resold in compliance with Rule 144 of the Securities Act of 1933.

Holders of Our Common Stock

As of the date of this Prospectus statement, we have two (2) stockholders.

Registration Rights

We have no outstanding shares of common stock or any other securities to which we have granted registration rights.

Dividends

The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company’s Board of Directors currently plans to retain earnings for the development and expansion of the Company’s business. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors including future earnings, capital requirements, financial conditions and such other factors as the Board of Directors may deem relevant.

Rule 144 Shares

All 2,110,200 of the presently outstanding shares of common stock are “restricted securities” as defined under Rule 144 promulgated under the Securities Act and may only be sold pursuant to an effective registration statement or an exemption from registration, if available. Rule 144, as amended, is an exemption that generally provides that a person who has satisfied a six month holding period for such restricted securities may sell, within any three month period, provided the Company is current in its reporting obligations under the Exchange Act, and subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of 1% of a company’s outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. Our officers and directors own 2,110,200 restricted shares, or 100% of the outstanding common stock. When these shares become available for resale, the sale of these shares by these individuals, whether pursuant to Rule 144 or otherwise, may have an immediate negative effect upon the price of the Company’s common stock in any market that might develop.

Rule 144(i) is not available for either a reporting or non-reporting shell company unless the company: (1) has ceased to be a shell company; (2) is subject to the Exchange Act reporting obligations; (3) has filed all required Exchange Act reports during the preceding twelve months; and (4) at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

As of the date of this Prospectus, no shares of our common stock are available for sale under Rule 144.

Reports

Following the effective date of this Registration Statement we will be subject to certain reporting requirements and will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Transfer Agent

As at this date we have not engaged a stock transfer agent for our securities.

FINANCIAL STATEMENTS AND SELECTED FINANCIAL DATA

The following financial information summarizes the more complete historical financial information at the end of this prospectus.

			From Inception
	Three Months		(June 25, 2012)		From Inception
	Ended April		to January 31,		(June 25, 2012) to
	30, 2013		2013		April 30, 2013

Total expenses	$4,188		$4,987		$9,175
Operating revenue	$-		$-		$-
Net loss from continuing operations	$(4,188)		$(4,987)		$(9,175)
Cash raised by financing activities	$8,000		$2,551		$10,551
Cash used in operating activities	$(5,582)		$(1,487)		$(7,069)
Cash and cash equivalents on hand	$3,482		$1,064		$3,482
Net loss per common share: Basic and		$
Diluted	$(0.00)		(0.01)	$
Weighted average number of common
shares outstanding: Basic and diluted	1,786,604		503,274
Cash dividends declared per common
share	$-		$-		$-
Property and equipment, net	$-		$-		$-
Long-term debt	$-		$-		$-
Stockholders’ equity (deficit)	$1,376		$(2,436)		$1,376

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section of the Prospectus includes a number of forward-looking statements that reflect our current views regarding the future events and financial performance of Resort Savers, Inc.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  submit certain executive compensation matters to shareholder advisory votes, such as “say-on- pay” and “say-on-frequency;” and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

We have generated no revenues since inception and have incurred $9,175 in expenses through April 30, 2013.

The following table provides selected financial data about our company for the period ended January 31, 2013.

Balance Sheet Data:	April 30, 2013	January 31, 2013
Cash	$3,482	$1,064
Total assets	$3,482	$1,064
Total liabilities	$2,106	$3,500
Stockholders’ equity (deficit)	$1,376	$(2,436)

Plan of Operation

All statements contained in this Prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the word “believe,” “anticipate,” “expect” and word of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ from those projected. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance, and that actual results may differ materially from those in the forward-looking statements. Such risks and uncertainties include, without limitation: established competitors who have substantially greater financial resources and operating histories, regulatory delays or denials, ability to compete as a start-up company in a highly competitive market, and access to sources of capital.

The following discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay for our expenses. This is because we have not generated any revenues and no sales are yet possible. There is no assurance we will ever reach this point. Accordingly, we must raise sufficient capital from sources. Our only other source for cash at this time is investments by others. We must raise cash to stay in business. In response to these problems, management intends to raise additional funds through public or private placement offerings. At this time, however, the Company does not have plans or intentions to raise additional funds by way of the sale of additional securities, other than pursuant to this Offering.

Resort Savers is a development stage company that has no active operations, no revenue, no financial backing and limited assets. Our plan is to provide online discounted activities, dining and entertainment, as well as the use of our CRM system for a monthly fee.

During the first year of operations, the 12 month period from the date of this report, Resort Savers will concentrate on finding the required investment capital pursuant to this Offering, apply to get its common stock listed on an Over-the-Counter Bulletin Board, finalize its resortsavers.net website and CRM system, prospect for vendors and advertisers, and market our business on affiliate websites. If we receive the minimum capital investment of $37,500 or the sale of 50% of this Offering, we will be able to design and develop our website fully with mobile-optimization, which will require $5,000 to hire the designer and developer and $12,000 will be allocated to design and develop our CRM System, which will be used to book and manage our reservations. Our advertising and marketing budget of $6,500 will be used to set up Google Adwords Advertising campaigns targeting people searching for activities in our selected travel destinations, as well as an SEO effort that includes hiring a writer for blogging, link-building and social media marketing campaigns. An additional $12,000 will be used for professional fees, which include fees to for accounting and legal. $2,000 will be used for miscellaneous office expenses that are necessary to operate our business, such as phone service and internet service. However, in order to effectively develop our business plan, we feel that the full $75,000 or 100% of this Offering is required. The timeline for each phase of development will be after completion of this Offering, and is as follows: We anticipate the completion of the website to take no longer than 6 to 8 weeks; up to 16 weeks for the CRM System;

Google Adwords Advertising will commence after the completion of this Offering and will be ongoing, targeting consumers searching for discounts on activities, dining and entertainment in our selected travel destinations; SEO and Social Media Marketing campaigns will start immediately since those services will not be outsourced to contractors.

Following completion of our Offering, we will immediately finalize construction of our dedicated website (http://www.resortsavers.net). We have currently written the majority of the content for our website as we are able to do so internally without incurring any costs. We currently do not have funds available to contract out the development of the website structure and layout until we complete our offering and have budgeted funds to do so. To date we have only registered the domain name www.resortsavers.net. For our Internet marketing efforts, the website content will be search-engine optimized (“SEO”), as well as outreaches (i.e., emailing) to partner sites and blogs that specialize in the travel and resort-destination industries to build website link exchanges; these are sites and blogs that specialize in the travel and visitor industries, driving traffic to our site. We will also utilize Search Engine Paid Advertising/ Google Adwords and Social Media Marketing (“SMM”) to disseminate our service to customers and market our discounted activities, dining and entertainment services. We will also start our efforts to acquire advertisers/vendors for our site that are looking to reach valuable audiences in each travel destination.

We will begin development of the cloud-based CRM system that will be used to manage our business and bookings after completion of our website. We expect development to take approximately 16 weeks or 4 months. We expect to allocate $4,250 for this CRM system. The advertisers/vendors outreach will be ongoing, as well as the marketing of our CRM system to businesses providing the same service. We will immediately begin our advertising and marketing to source prospective travel destinations and advertisers/vendors through cold calls, referencing our pre-selected travel destinations, SEO, PPC/Google Adwords and SMM. We will also explore taking out advertisements in key trade magazines or other industry related websites. We will focus our marketing on activity, entertainment and dining vendors.

In the event that we are unable to raise sufficient funds from our Offering, we will endeavor to proceed with our plan of operations by locating alternative sources of financing. Although there are no written agreements in place, additional financing may be available to us through contributions from the officers and directors of which they have the means. While the officers and directors have generally indicated a willingness to provide services and financial contributions if necessary, there are presently no agreements, arrangements, commitments or specific understandings, either verbally or in writing, between the officers and directors.

During the first year of operations, our officers and directors will also provide their labor at no charge. We do not anticipate hiring any staff during the first 12 months of operation, and will rely on the services of independent contractors for the design and development of our website and CRM system.

If we become a public entity, subject to the reporting requirements of the Securities Exchange Act of 1934, we will incur ongoing expenses associated with professional fees for accounting, legal and a host of other expenses for annual reports and proxy statements. We estimate that these accounting, legal and other professional costs would be a minimum of $12,000 in the next year and will be higher, in the following years, if our business volume and activity increases. Increased business activity could greatly increase our professional fees for reporting requirements and this could have a significant impact on future operating costs. The difference between having the ability to sustain our cash flow requirements over the next twelve months and the need for additional outside funding will depend on how fast we can generate sales revenue.

At present, we only have enough cash on hand to cover the completion of our Offering. If we do not raise sufficient funds to proceed with the implementation of our business plan, we may have to find alternative sources of funds, like a second public offering, a private placement of securities, or loans from our officers or third parties (such as banks or other institutional lenders). Equity financing could result in additional dilution to then existing shareholders. If we are unable to meet our needs for cash from either the money that we raise from our Offering, or possible alternative sources, then we may be unable to continue to maintain, develop or expand our operations.

We have no plans to undertake any product research and development during the next 12 months.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in developing our website, and possible cost overruns due to the price and cost increases in supplies and services.

At present, we only have enough cash on hand to cover the completion of our Offering.

While the officers and directors have generally indicated a willingness to provide services and financial contributions if necessary, there are presently no agreements, arrangements, commitments, or specific understandings, either verbally or in writing, between the officers and directors and Resort Savers. During the first year of operations, our officers and directors will also provide their labor at no charge.

If we are unable to meet our needs for cash from either the money that we raise from our Offering, or possible alternative sources, then we may be unable to continue, develop, or expand our operations.

We have no plans to undertake any product research and development during the next twelve months. There are also no plans or expectations to acquire or sell any plant or plant equipment in the first year of operations.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from our Offering. We cannot guarantee that we will be able to sell all the shares. If we are successful, the money raised will be applied to the items set forth in this plan of operations.

Our officers have agreed to advance funds as needed until the public offering is completed or failed. While they have agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

We received our initial funding of $10,551 through the sale of common stock to Michelle LaCour, who purchased 510,200 and 800,000 at $0.005 on June 28, 2012 and February 19, 2013, respectively; and, James LaCour, who purchased 800,000 shares of common stock on February 19, 2013 at $0.005. Our financial statements from inception (June 28, 2012) through the period ended January 31, 2013, reported no revenues and a net loss of $4,987.

Our funds on hand will only provide us with the ability to pay for the expenses related to this Offering. Currently we do not have sufficient capital to fund our business development. Per the Use of Proceeds section, we are attempting to raise $75,000, from this Offering. However, if we raise $37,500, we feel this is sufficient to develop the business for the next 12 months. If we are only able to raise $18,750, from the Offering, then we feel this will be sufficient for the next 12 months to cover professional fees and minimal business development. We feel we need to raise at least $12,000 to cover professional fees, office and miscellaneous expenses for the 12 months.

Shell Company Status

We are considered a shell company as defined by Rule 12b-2 of the Exchange Act. Rule 12b-2 of the Exchange Act defines a “shell company” as a registrant that has “nominal operations” and “assets consisting solely for cash and cash equivalents and nominal other assts.” Our shell company status prevents investors from reselling our shares under Rule 144(i) unless and until 12 months after we are no longer considered a shell company. We caution investors as to the highly illiquid nature of an investment in our shares.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Financial Instruments

The Company follows ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets;

quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

DIRECTORS AND EXECUTIVE OFFICERS

Each of our directors is elected by the stockholders to a term of one year and serves until his or her successor is elected and qualified. Each of our officers is appointed by the board of directors (the “Board”) to a term of one year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office. The Board has no nominating, audit or compensation committees.

The name, address, age and position of our officers and directors is set forth below:

Name and Address	Age	Position(s)
Michelle LaCour	40	President, Chief Executive Officer (CEO),
1004 Commercial Ave., #509		Chief Financial Officer (CFO), Treasurer, and Director
Anacortes, WA 98221-4117

James LaCour	70	Secretary and Director
1004 Commercial Ave., #509
Anacortes, WA 98221-4117

Michelle LaCour has held the positions of Director since June 26, 2012 and the positions of president, CEO, CFO, treasurer since June 28, 2012. James LaCour has held the position of Director since June 26, 2012, and the position of secretary since June 28, 2012. The persons named above are expected to hold their offices/positions until the next annual meeting of our stockholders. The officers and directors set forth herein are our only officers, directors, promoters and control persons, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Michelle LaCour, the President and Director of the Company, currently devotes up to 20 hours per week to Company matters. James LaCour, our Secretary, currently devotes up to 8 hours per week to Company matters. After receiving funding per our business plan, Ms. LaCour will continue to devote up 50% of his time (20 hours per week) to manage the affairs of the Company. Mr. LaCour will continue to devote up to 20% (8 hours per week) of her time to manage the affairs of the Company.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Background Information about Our Officers and Directors

Michelle LaCour

Michelle LaCour is the President, CFO, Treasurer and Member of the Board of Directors for Resort Savers. She has worked in marketing and advertising since March 2008 for Hawaii-based Company What to Do Media as Director of New Media and Social Media Marketing. Because of her experience with marketing, especially Internet Marketing, Michelle will be responsible for managing all marketing efforts for Resort Savers. Before working for What to Do Media, she worked as a Quality Control / Quality Assurance Microbiologist for 13 years.

James LaCour

James LaCour is the Secretary and a Member of the Board of Directors for Resort Savers. He retired in 2005 after 35 years in the electrical engineering industry, working as a consultant for construction companies as well as oil rigs, nuclear power plants and the Alaska pipeline. Since 2005, he has been working part time for Hawaiisavers Inc., selling discount activities and booking timeshares. Because James LaCour is experienced with booking discount activities and timeshares, he will be responsible for managing the daily bookings for Resort Savers.

James LaCour is the father of Michelle LaCour.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, no present or former director or executive officer of our company: (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing; (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws; (4) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity; (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate; (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

EXECUTIVE COMPENSATION

During the period from inception (June 25, 2012) to the period ended January 31, 2013, no compensation has been accrued by or paid to

(i)	any individual serving as Resort Savers principal executive officer or acting in a similar
	capacity	during the period (“PEO”), regardless of compensation level;
(ii)	Resort Savers two most highly compensated executive officers other than the PEO who
	(A)	served as executive officers at the end of the period and (B) received annual
	compensation	during the last completed fiscal year in excess of $100,000; and
(iii)	up to two additional individuals for whom disclosure would have been provided pursuant
	to	subsection (ii) of this paragraph but for the fact that the individual was not serving as
	an	executive officer of Resort Savers at the end of the period.

Name and	Year	Salary	Bonus	Stock	Option	Non-Equity	Nonqualified	All Other	Total
principal		($)	($)	Awards	Awards	Incentive Plan	Deferred	Compensation	($)
position				($)	($)	Compensation	Compensation
						($)	Earnings ($)

James	2013	0	0	0	0	0	0	0	0
LaCour,
Secretary

Michelle	2013	0	0	0	0	0	0	0	0
LaCour,
President,
CEO,
CFO,
Treasurer

Currently, none of our officers and/or directors are being compensated for their services during the development stage of our business operations, and have and are not considered to be employees of the Company.

We have not paid any salaries in 2013, and we do not anticipate paying any salaries at any time in 2014.

We will not begin paying salaries until we have adequate funds to do so.

The officers and directors are reimbursed for any out-of-pocket expenses they incur on our behalf. In addition, in the future, we may approve payment of salaries for our officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health insurance, life insurance or any other benefits available to our employees.

We have not issued any stock options or maintained any stock option or other incentive plans since our inception. We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

As of the date hereof, we have not entered into employment contracts with any of our officers and do not intend to enter into any employment contracts until such time as it profitable to do so. The officers are not considered to be employees.

Compensation of Directors

Our directors have not received any compensation for serving as such, for serving on committees of the Board of Directors or for special assignments. During the period ended January 31, 2013, there were no other arrangements between us and our directors that resulted in our making payments to our directors for any services provided to us by them as director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to the shares.

		Amount and Nature
		of Beneficial
Title of Class	Name of Beneficial Owner(1)	Ownership(2)	Percent of Class(3)

Common	Michelle LaCour	1,310,200	62.09%
	1004 Commercial Ave., #509
	Anacortes, WA 98221-4117

Common	James LaCour	800,000	37.91%
	1004 Commercial Ave., #509
	Anacortes, WA 98221-4117

Common	Directors and Officers as a Group	2,110,200	100%
	(2 individuals)

(1)

The persons named above may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct holdings in the Company.

(2)	Each shareholder owns his or her shares directly.
(3)	Based on 2,110,200 shares issued and outstanding as of June 30, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Security Ownership of Certain Beneficial Owners and Management

On June 28, 2012 ~~and February 19, 2013, respectively~~, 510,200 ~~and 800,000~~ shares of Resort Savers common stock were issued to Michelle LaCour, an officer of the Company, at the price of $0.005 per share (a total of $~~6,551~~2,551). On February 19, 2013, ~~800~~1,600,000 shares of Resort Savers common stock were issued to James LaCour and Michelle LaCour, an~~d~~ officer and director of the Company, at a price of $0.005 per share (total of $~~4~~8,000).

We plan to task the company which currently employs Ms. LaCour to design and develop our website.

Shareholder loan

From inception of the Company (June 25, 2012) until the unaudited financial statement date of April 30, 2013, there were no shareholder loans.

Ms. LaCour and Mr. LaCour are founders and therefore may be considered promoters, as that term is defined in Rule 405 of Regulation C.

Transactions with Related Persons

Our two officers and directors purchased the following shares:

  On June 28, 2012, the company issued 510,200 shares of common stock to Michelle LaCour at $.005 per share for $2,551 cash.

  On February 19, 2013, the company issued 800,000 shares of common stock to Michelle LaCour at $.005 per share for $4,000 cash.

  On February 19, 2013, the company issued 800,000 shares of common stock to James LaCour at $.005 per share for $4,000 cash.

From inception of the Company (June 25, 2012) through the period ended April 30, 2013, there have been no additional transactions, or any proposed transactions, in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest, that would be required to be disclosed herein pursuant to Items 404(a) and 404(d) of Regulation S-K.

Director Independence

Our Board of Directors has determined that it does not have a member that is “independent” as the term is used in Item 7(d) (3) (iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

MATERIAL CHANGES

None.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

None.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to the Company’s Articles of Incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

FINANCIAL STATEMENTS

The following financial statements are included herewith:

  Unaudited Interim Financial Statements for the period from inception (June 25, 2013) to April 30, 2013.

  Audited Financial Statements of the Company for the period of inception (June 25, 2012) to January 31, 2013.

Resort Savers, Inc.
(A Development Stage Company)
Condensed Financial Statements
April 30, 2013
(Unaudited)
Page
Condensed Balance Sheets	41
Condensed Statements of Operations	42
Condensed Statements of Stockholders' Equity (Deficit)	43
Condensed Statements of Cash Flows	44
Notes to the Condensed Financial Statements	45

RESORT SAVERS, INC.
(A Development Stage Company)
Balance Sheets

	April 30,	January 31,
	2013	2013
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$3,482	$1,064
Total Current Assets	3,482	1,064

TOTAL ASSETS	$3,482	$1,064

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

LIABILITIES
Current Liabilities
Accounts payable	$1,106	$-
Accrued expenses	1,000	3,500
Total current liabilities	2,106	3,500

TOTAL LIABILITIES	2,106	3,500

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, 15,000,000 shares authorized;
par value $0.0001, none issued and
outstanding	-	-
Common Stock, 100,000,000 shares
authorized; par value $0.0001, 2,110,200 and
510,200 shares issued and outstanding,
respectively	211	51
Additional paid-in capital	10,340	2,500
Accumulated deficit during the development stage	(9,175)	(4,987)
Total Stockholders’ Equity (Deficit)	1,376	(2,436)

TOTAL LIABILITIES AND
STOCKHOLDERS’ EQUITY (DEFICIT)	$3,482	$1,064

See accompanying notes to the condensed financial statements.

RESORT SAVERS, INC.
(A Development Stage Company)
Condensed Statements of Operations
(Unaudited)

		June 25, 2012
	Three Months	(Inception)
	Ended April 30,	through
	2013	April 30, 2013
REVENUES:	$-	$-
OPERATING EXPENSES:
Professional fees	4,188	9,175
Total Operating Expenses	4,188	9,175
Net loss from operations	(4,188)	(9,175)
OTHER INCOME AND EXPENSE	-	-
Income taxes	-	-
Net Loss	$(4,188)	$(9,175)
Basic loss per share	$(0.00)
Weighted average number of shares outstanding	1,786,604

See accompanying notes to the condensed financial statements.

RESORT SAVERS, INC.
(A Development Stage Company)

Condensed Statements of Stockholders’ Equity (Deficit) April 30, 2013

				Accumulated
				Deficit
			Additional	During the	Total
	Common Stock		Paid in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Deficit

Balance as of June 25, 2012
(Inception)	- $	-	$-	$-	$-

Common shares issued for
cash at $0.005 per share	510,200	51	2,500	-	2,551
Net loss	-	-	-	(4,987)	(4,987)

Balance, January 31, 2013	510,200	51	2,500	(4,987)	(2,436)

Common shares issued for
cash at $0.005 per share	1,600,000	160	7,840	-	8,000
Net loss (Unaudited)				(4,188)	(4,188)

Balance, April 30, 2013
(Unaudited)	2,110,200	$211	$10,340	$(9,175)	$1,376

See accompanying notes to the condensed financial statements.

RESORT SAVERS, INC.
(A Development Stage Company)
Condensed Statements of Cash Flows
(Unaudited)

	Three Months	June 25, 2012
	Ended April 30,	(Inception) through
	2013	April 30, 2013

CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss	$(4,188)	$(9,175)
Adjustments to reconcile net loss to net cash used by
operating activities:
Changes in operating assets and liabilities
Accounts payable	1,106	1,106
Accrued expenses	(2,500)	1,000
Net cash used in operating activities	(5,582)	(7,069)

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from issuance of common stock	8,000	10,551
Net cash provided by financing activities	8,000	10,551

Net increase in cash and cash equivalents	2,418	3,482

Cash and cash equivalents, beginning of period	1,064	-

Cash and cash equivalents, end of period	$3,482	$3,482

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to the condensed financial statements.

RESORT SAVERS, INC.
(A Development Stage Company)
Notes to the Condensed Financial Statements
April 30, 2013
(Unaudited)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Resort Savers, Inc. (the “Company”) is a Nevada corporation incorporated on June 25, 2012. It is based in Anacortes, WA, USA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, and the Company’s fiscal year end is January 31.

The Company is a development stage company that intends to establish itself as a brand that provides online discount activities, dining and entertainment, targeting North America’s most popular travel destinations. The company will deliver to consumers great value to both leisure and business travel and provide advertisers the opportunity to reach highly valuable audiences in these destinations. To date, the Company’s activities have been limited to its formation and the raising of equity capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is a development stage company as defined in ASC 915, “Development Stage Entities.” The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Basis of Presentation

The Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, these condensed financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature. These financial statements should be read in conjunction with the financial statements for the year ended January 31, 2013 and notes thereto and other pertinent information contained in our Form 10-K the Company has filed with the Securities and Exchange Commission (the “SEC”).

The results of operations for the three month period ended April 30, 2013 are not necessarily indicative of the results for the full fiscal year ending January 31, 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Start-Up Costs

In accordance with ASC 720, “Start-up Activities,” the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of three months or less. The Company had $3,482 and $1,064 in cash and cash equivalents as of April 30, 2013 and January 31, 2013, respectively.

Net Loss Per Share of Common Stock

The Company follows ASC Topic 260, “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic earnings per share, for the three months ended April 30, 2013:

Net loss	$(4,188)
Weighted average common shares issued and
outstanding (Basic)	1,786,604
Net loss per share, Basic	$(0.00)

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Share-based Expenses.

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

There were no share-based expenses for the period ending April 30, 2013.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized as of April 30, 2013.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Financial Instruments

The Company follows ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue Recognition

The Company will recognize revenue from the sale of products and services in accordance with ASC 605, “Revenue Recognition.” No revenue has been recognized since inception. However, the Company will recognize revenue only when all of the following criteria have been met:

i) Persuasive evidence for an agreement exists;

ii)	Service has been provided;
iii)	The fee is fixed or determinable; and,
iv)	Collection is reasonably assured.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. Related party transactions for the three months ended April 30, 2013 totaled $8,000, and was comprised of a stock issuance for cash.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of April 30, 2013.

Recent Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company. We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration

NOTE 3 - GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established an ongoing source of revenues sufficient to cover its operating cost, and requires additional capital to commence its operating plan. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company include: sales of equity instruments; traditional financing, such as loans; and obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - EQUITY

Preferred Stock

The Company has authorized 15,000,000 preferred shares with a par value of $0.0001 per share. The Board of Directors are authorized to divide the authorized shares of Preferred Stock into one or more series, each of which shall be so designated as to distinguish the shares thereof from the shares of all other series and classes.

There were no preferred shares issued and outstanding as of April 30, 2013 and January 31, 2013.

Common Stock

The Company has authorized 100,000,000 common shares with a par value of $0.01 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

  On June 28, 2012, the company issued 510,200 shares to an officer and director at $0.005 per share for $2,551 cash.

  On February 19, 2013, the company issued 1,600,000 shares to 2 officers and directors at $0.005 per share for $8,000 cash.

The Company has no stock option plan, warrants or other dilutive securities.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company provides for income taxes under ASC 740, “Income Taxes. ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. It also requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company is subject to taxation in the United States and certain state jurisdictions.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 34% to the net loss before provision for income taxes for the following reasons:

		January 31,
	April 30, 2013	2013
Income tax expense at statutory rate	$(1,424)	$(506)
Valuation allowance	1,424	506
Income tax expense per books	$-	$-

Net deferred tax assets consist of the following components as of:

		January 31,
	April 30, 2013	2013
NOL Carryover	$3,120	$506
Valuation allowance	(3,120)	(506)
Net deferred tax asset	$-	$-

Due to the change in ownership provisions of the Income Tax laws of United States of America, net operating loss carry forwards of approximately $9,175 for federal income tax reporting purposes are subject to annual limitations. When a change in ownership occurs, net operating loss carry forwards may be limited as to use in future years.

NOTE 6 – RELATED PARTY TRANSACTIONS

  On June 28, 2012, the company issued 510,200 shares of common stock to an officer and director at $.005 per share for $2,551 cash.

  On February 19, 2013, the company issued 1,600,000 shares of common stock to an officer and director at $.005 per share for $8,000 cash.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through June 20, 2013 the date the financial statements were available to be issued and determined there are no additional items to disclose.

RESORT SAVERS, INC.
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND

FINANCIAL STATEMENTS

June 25, 2012 (Inception) through January 31, 2013

Resort Savers, Inc.
(A Development Stage Company)
Financial Statements
For the Period Ended January 31, 2013
Page

Report of Independent Registered Public Accounting Firm	53

Balance Sheet	54

Statement of Operations 55 Statement of Stockholders' Deficit 56 Statement of Cash Flows 57 Notes to the Financial Statements 58

DKM Certified Public Accountants
2451 N. McMullen Booth Road, Suite 308
Clearwater Florida 33759-1362
727.444.0931
www.dkmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Resort Savers, Inc.
1004 Commercial Avenue Unit 509
Anacortes, WA 98221

We have audited the accompanying balance sheet of Resort Savers, Inc. as of January 31, 2013 and the related statements of operations, stockholders' equity and cash flows for the year then ended for the period June 25, 2012 (date of inception) through January 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resort Savers, Inc. as of January 31, 2013 and the related statements of operations, stockholders' equity and cash flows for the year then ended for the period June 25, 2012 (date of inception) through January 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has a net loss and a negative cash flow from operating activities, a working capital deficit, and a stockholders' deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RESORT SAVERS, INC.
(A Development Stage Company)
Balance Sheet

January 31,
2013
ASSETS
Current Assets
Cash and cash equivalents	$1,064
Total Current Assets	1,064

TOTAL ASSETS	$1,064

LIABILITIES AND STOCKHOLDERS’ DEFICIT

LIABILITIES
Current Liabilities
Accrued expenses	$3,500

TOTAL LIABILITIES	3,500

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS’ DEFICIT
Preferred stock, 15,000,000 shares authorized; par value $0.0001,
none issued and outstanding	-
Common Stock, 100,000,000 shares authorized; par value
$0.0001, 510,200 shares issued and outstanding	51
Additional paid-in capital	2,500
Accumulated deficit during development stage	(4,987)
Total Stockholders’ Deficit	(2,436)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,064

See auditor's report and notes to the audited financial statements.

RESORT SAVERS, INC.
(A Development Stage Company)
Statement of Operations

June 25, 2012
(inception) through
January 31, 2013
REVENUES:	$-
OPERATING EXPENSES:
Professional fees	4,987
Total Operating Expenses	4,987
Net loss from operations	$(4,987)
OTHER INCOME AND EXPENSE	-
Income taxes	-
Net Loss	$(4,987)
Basic loss per share	$(0.01)
Weighted average number of shares outstanding	503,274

See auditor's report and notes to the audited financial statements.

RESORT SAVERS, INC.

(A Development Stage Company)

Statement of Stockholders’ Deficit

For the period June 25, 2012 (date of inception) through January 31, 2013

				Accumulated
				Deficit During
	Common Stock		Additional	The	Total
			Paid in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Deficit

Balance as of June 25, 2012
(Inception)	- $	-	$-	$-	$-

Common shares issued for cash
at $0.005 per share	510,200	51	2,500	-	2,551
Net loss	-	-	-	(4,987)	(4,987)

Balance, January 31, 2013	510,200	$51	$2,500	$(4,987)	$(2,436)

See auditor's report and notes to the audited financial statements.

RESORT SAVERS, INC.
(A Development Stage Company)
Statement of Cash Flows

June 25, 2012 (inception)
through January 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,987)
Adjustments to reconcile net loss to net cash used by
operating activities:
Changes in accrued expenses:	3,500
Net cash used in operating activities	(1,487)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	2,551
Net cash provided by financing activities	2,551

Net increase in cash and cash equivalents	1,064

Cash and cash equivalents, beginning of period	-

Cash and cash equivalents, end of period	$1,064

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-
Cash paid for income taxes	$-

See auditor's report and notes to the audited financial statements.

RESORT SAVERS, INC.

(A Development Stage Company) Notes to the Financial Statements

For the period June 25, 2012 (date of inception) through January 31, 2013

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Resort Savers, Inc. (the “Company”) is a Nevada corporation incorporated on June 25, 2012. It is based in Anacortes, WA, USA. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, and the Company’s fiscal year end is January 31.

The Company is a development stage company that intends to establish itself as the world’s leading brand that provides online discount activities, dining and entertainment, targeting North America’s most popular travel destinations. The company will deliver to consumers great value to both leisure and business travel and provide advertisers the opportunity to reach highly valuable audiences in these destinations. To date, the Company’s activities have been limited to its formation and the raising of equity capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Company

The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Basis of Presentation

The Financial Statements and related disclosures have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Financial Statements have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period. Actual results could differ from these good faith estimates and judgments.

Start-Up Costs

In accordance with ASC 720, “Start-up Costs”, the Company expenses all costs incurred in connection with the start-up and organization of the Company.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $1,064 in cash and cash equivalents as of January 31, 2013.

Net Loss Per Share of Common Stock

The Company has adopted ASC Topic 260, “Earnings per Share,” (“EPS”) which requires presentation of basic EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic earnings per share, from June 25, 2012 (Inception) to January 31, 2013:

Net loss	$(4,987)
Weighted average common shares issued and
outstanding (Basic)	503,274
Net loss per share, Basic	$(0.01)

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Share-based Expenses.

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

There were no share-based expenses for the period ending January 31, 2013.

Deferred Income Taxes and Valuation Allowance

The Company accounts for income taxes under ASC 740 “Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized as of January 31, 2013.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Financial Instruments

The Company follows ASC 820, “Fair Value Measurements and Disclosures”, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Revenue Recognition

The Company will recognize revenue from the sale of products and services in accordance with ASC 605,“Revenue Recognition.” No revenue has been recognized since inception. However, the Company will recognize revenue only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;
ii)	Service has been provided;
iii)	The fee is fixed or determinable; and,
iv)	Collection is reasonably assured.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related party transactions for the year ended January 31, 2013 totaled $2,551, and was comprised of a stock issuance for cash.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of January 31, 2013.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This newly issued accounting standard requires an entity to present either in a single note or parenthetically on the face of the financial statements; the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source. If a component is not required to be reclassified to net income in its entirety, it is cross-referenced to the related footnote for additional information. This ASU is effective for reporting periods beginning after December 15, 2012, with early adoption permitted. As the objective of this accounting standard is to improve the reporting of classifications out of accumulated other comprehensive income and the information is already required to be disclosed elsewhere in the financial statements the adoption of this standard is not expected to impact our financial position or results of operations.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard clarifies that the scope of ASU 2011-11 applies to derivatives, including bifurcated embedded derivatives, repurchase agreements, and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset or subject to an enforceable master netting arrangement or similar agreement. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to impact our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This newly issued accounting standard simplifies how an entity tests indefinite-lived intangible assets by permitting an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The more likely than not threshold is defined as having a likelihood of more than 50 percent. This ASU is effective for annual and interim impairment tests for fiscal years beginning after September 15, 2012. As the objective is to reduce the cost and complexity of impairment testing, adoption of this standard is not expected to impact our financial position or results of operations.

NOTE 3 - GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established an ongoing source of revenues sufficient to cover its operating cost, and requires additional capital to commence its operating plan. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability to continue as a going concern.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company include: sales of equity instruments; traditional financing, such as loans; and obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing any of its plans.

There is no assurance that the Company will be able to obtain sufficient additional funds when needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - EQUITY

Authorized Stock

The Company has authorized 100,000,000 common shares and 15,000,000 preferred shares, both with a par value of $0.0001 per share. Each common share entitles the holder to one vote, in person or proxy, on any matter on which action of the stockholders of the corporation is sought.

Common Shares

On June 28, 2012, the company issued 510,200 shares to an officer and director at $.005 per share for $2,551 cash.

Preferred shares

No preferred shares have been issued.

The Company has no stock option plan, warrants or other dilutive securities.

NOTE 5 - PROVISION FOR INCOME TAXES

The Company has not made provision for income taxes in the year ended January 31, 2013 or for the period June 25, 2012 (date of inception) through January 31, 2013, since the Company has the benefit of net operating losses in these periods.

Due to uncertainties surrounding the Company’s ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax asset as of January 31, 2013 The Company has incurred an operating loss of $4,987 for the year ending January 31, 2013. The net operating losses carryforward will begin to expire in varying amounts from year 2033 subject to its eligibility as determined by respective tax regulating authorities.

The Company is subject to taxation in the United States and certain state jurisdictions.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 34% to the net loss before provision for income taxes for the following reasons:

January 31,
2013
Income tax expense at statutory rate	$(506)
Valuation allowance	506
Income tax expense per books	$-

Net deferred tax assets consist of the following components as of:

January 31,
2013
NOL Carryover	$506
Valuation allowance	(506)
Net deferred tax asset	$-

NOTE 6 – RELATED PARTY TRANSACTIONS

On June 28, 2012, the company issued 510,200 shares of common stock to an officer and director at $.005 per share for $2,551 cash.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies as of January 31, 2013.

From time to time the Company may become a party to litigation matters involving claims against the Company. Management believes that it is adequately insured for its operations and there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

On February 18, 2013, the company issued 1,600,000 shares to 2 officers and directors at $.005 per share for $8,000 cash.

Management has evaluated subsequent events through, February 27, 2013 the date these financial statements were available to be issued. Based on our evaluation no additional material events have occurred that require disclosure.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Expenses incurred or (expected) relating to this Prospectus and distribution is as follows:
Legal and SEC filing fees	$7,500
Accounting	3,500
Printing of Prospectus	300
Miscellaneous	500
TOTAL	$11,800

Offering expenses will be paid by cash on hand and any shortfall will be loaned by the officers.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

In regards to indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On June 28, 2012 and February 19, 2013, respectively, the Company issued 510,200 and 800,000 shares of common stock to Ms. LaCour for cash at $0.005 per share for a total of $6,551. The Company issued 800,000 shares to Mr. LaCour on February 19, 2013, for cash at $0.005 per share for a total of $4,000.

These securities were issued in reliance upon the exemption contained in Section 4(2) of Securities Act of 1933. These securities were issued to the founders of the Company and bear a restrictive legend. No written agreement was entered into regarding the sale of stock to the Company’s founders.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are included with this registration statement filing:

Exhibit No.	Description
3.1	Articles of Incorporation*
3.2	Bylaws*
5	Opinion re: Legality*
23.1	Consent of Independent Auditors
23.2	Consent of Counsel (See Exhibit 5)*
99	Subscription Agreement~~*~~

*Previously filed as exhibits to the Company’s Registration statement on Form S-1, on March 22, 2013, File Number 333-187437 and incorporated herein.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a) (3) of the Securities Act;
ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

     iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration

Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (Sec. 230-424);

ii. Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the registrant;

iii. The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

v. This prospectus shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Anacortes, Washington on ~~August 16~~September 4, 2013

RESORT SAVERS, INC., Registrant

/s/ Michelle LaCour

Michelle LaCour President (Principal Executive Officer), Chief Financial Officer (Principal Accounting Officer),

Treasurer, and Member of the Board of Directors

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

/s/ Michelle LaCour	Date: ~~August 16~~September 4, 2013
Michelle LaCour President (principal executive officer), Chief Financial Officer (principal accounting officer), Treasurer and Member of the Board of Directors

/s/James LaCour	Date: ~~August 16~~September 4,
2013
James LaCour
Secretary and Member of the Board of Directors